Exhibit 99.2

Genius Sports Reports 70% Third Quarter Revenue Growth and Raises 2021 Revenue Guidance

•	Delivered record high Q3 revenue of $69.1m, growing over 70% year-over-year

•

Announced strategic partnerships with Entain/BetMGM, FanDuel, Golden Nugget, Hard Rock Digital, Penn/Barstool Sportsbook, and PointsBet, in addition to Caesars, DraftKings, WynnBet, and 888/SI Sportsbook, to provide our full range NFL-related products

•	Over 97% of the U.S. market now using NFL data exclusively through Genius

•	Increasing 2021 Group Revenue guidance from $255-$260m to $257-$262m, equating to over 70% year-on-year growth at the midpoint

LONDON & NEW YORK, November 23, 2021 – Genius Sports Limited (NYSE:GENI) (“Genius” or “GSL”), the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal 2021 third quarter ended September 30, 2021.

“Genius Sports’ growth is accelerating at an unprecedented level that far surpasses our original expectations. We are capturing more opportunities than ever before, underpinned by the broad adoption of official data by the entire ecosystem,” said Mark Locke, GSL Co-Founder and CEO. “While only months into our first NFL season, we are even more confident of the long-term prospects of the partnership. We are transforming the global sports betting market through our progressive investment in technological innovation, and we will continue to do so for years ahead.”

Nick Taylor, GSL CFO, added, “We’ve positioned the business for continued success, giving us great confidence in raising our 2021 revenue outlook. We anticipate continued strong revenue growth as the market continues to expand and evolve, while preserving the option to reinvest in the business to fund strategic growth initiatives and drive long-term sustainability and scale. This early stage of our growth cycle presents a window of opportunity to invest in the future success of the business, and we’re excited to continue building towards our strategic vision.”

$ in thousands	Q321	Q320%		YTD21	YTD20%
Group Revenue	69,136	40,556	70.5%	178,723	102,722	74.0%
Betting Technology, Content & Services	43,644	29,580	47.5%	123,272	75,353	63.6%
Sports Technology & Services	11,594	4,484	158.6%	24,190	11,808	104.9%
Media Technology, Content & Services	13,898	6,492	114.1%	31,261	15,561	100.9%
Group Adj. EBITDA	(392)	9,382	(104.2%)	14,057	13,475	4.3%
Group Adj. EBITDA Margin	nm	23.1%	nm	7.9%	13.1%	(5.2%)

Q3 2021 Financial Highlights

•

Group Revenue: Group revenue increased by over 70% year-over-year to $69.1 million, driven by significant, well-balanced growth across all business segments. On a constant currency basis, revenue increased $25.9 million, or 60% year-over-year.

•

Betting Technology, Content & Services: Revenue increased 48% year-over-year to $43.6 million. Growth in the business was driven by price increases on contract renewals and renegotiations with existing customers, powered by our official rights strategy, expansion of value-add services, and new service offerings. Growth was also supported by new customer wins and increased utilization of our available content.

•

Sports Technology & Services: Revenue increased 159% year-over-year to $11.6 million, driven by the inclusion of revenues derived from two acquisitions, Sportzcast, acquired in December 2020, and Second Spectrum, acquired in June 2021.

•

Media Technology, Content & Services: Revenue increased 114% year-over-year to $13.9 million, driven by new customer wins for programmatic advertising services and inclusion of revenues from recent acquisitions.

•	Group Adj. EBITDA: Group adjusted (non-GAAP) EBITDA was ($0.4) million, with revenue growth offset by strategic investments and data rights costs.

Business Highlights

During the third quarter reporting period:

•	Announced strategic partnerships to provide our NFL offering to:

•	Caesars,

•	DraftKings,

•	Entain and BetMGM,

•	Golden Nugget Online Gaming,

•	Penn Interactive to power its Barstool Sportsbook,

•	WynnBET, and

•	888 to power its SI Sportsbook

•	Granted a Temporary Event Wagering Supplier license by the Arizona Department of Gaming.

•	Certified by the State of Connecticut, Department of Consumer Affairs, as an Online Gaming Service Provider.

After the third quarter reporting period:

•	Announced a new landmark partnership with Hard Rock Digital and expanded partnerships with FanDuel and PointsBet to provide our NFL offering.

•	Announced in-stadia sports betting partnership with the Philadelphia Eagles to deliver real-time betting odds and drive fan engagement in Lincoln Financial Field’s sports betting lounges.

•	Second Spectrum appointed the exclusive Official Tracking Data Provider of Danish Superliga and 1st Division, expanding on Genius’ existing league partnership.

•	Certified by the State of Louisiana Gaming Control Board as a Sports Wagering Service Provider for an initial six months, making Genius operational in 18 U.S. states.

Financial Outlook

Genius increased its full-year 2021 revenue projections and now expects to generate approximately $257 to $262 million (previously $255 to $260 million). The company also revised its adjusted EBITDA forecast to be broadly breakeven (previously $10 to $20 million), reflecting strategic reinvestment of near-term earnings to fund organic and inorganic growth initiatives supporting long-term sustainability and scale.

Genius management believes the positioning of the business over time will rely on the investments made in this early stage of the Company’s growth cycle, which may present attractive opportunities with sustainable long-term returns. These anticipated investments include various technology developments, data and streaming rights, the expansion of U.S. operational infrastructure, as well as other potential opportunities to help solidify the Company’s competitive advantages, while supporting a stabilized Adj. EBITDA margin of 40% at scale.

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Revenue	$69,136	$40,556	$178,723	$102,722
Cost of revenue	86,441	29,148	366,746	79,657

Gross (loss) profit	(17,305)	11,408	(188,023)	23,065

Operating expenses:
Sales and marketing	6,077	2,515	16,943	9,640
Research and development	9,789	2,069	19,928	6,644
General and administrative	28,741	6,917	262,442	20,701
Transaction expenses	2,876	53	9,646	53

Total operating expense	47,483	11,554	308,959	37,038

Loss from operations	(64,788)	(146)	(496,982)	(13,973)

Interest income (expense), net	(175)	(1,979)	(3,185)	(5,799)
Gain (loss) on disposal of assets	—	—	(1)	—
Change in fair value of derivative warrant liabilities	(10,452)	—	(49,319)	—
Gain (loss) on foreign currency	4,941	115	9,645	(242)

Total other income (expenses)	(5,686)	(1,864)	(42,860)	(6,041)

Loss before income taxes	(70,474)	(2,010)	(539,842)	(20,014)

Income tax benefit (expense)	497	197	379	3,171

Net loss	$(69,977)	$(1,813)	$(539,463)	$(16,843)

Net loss per common share:
Basic and diluted	$(0.37)	$(0.03)	$(3.94)	$(0.24)
Weighted average common stock outstanding:
Basic and diluted	188,866,430	70,040,242	137,022,447	70,040,242

Genius Sports Limited

Condensed Consolidated Balance Sheets

(In thousands, except share data)

	(Unaudited)
	September 30	December 31
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$234,238	$11,781
Accounts receivable, net	39,391	24,776
Contract assets	15,778	10,088
Prepaid expenses	33,079	4,107
Other current assets	11,447	10,584

Total current assets	333,933	61,336

Property and equipment, net	11,931	5,002
Intangible assets, net	196,319	114,542
Goodwill	346,229	200,624
Deferred tax asset	6	5
Other assets	8,473	9,496

Total assets	$896,891	$391,005

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$11,301	$10,106
Accrued expenses	35,178	35,220
Deferred revenue	32,127	26,036
Current debt	23	10,272
Derivative warrant liabilities	54,761	—
Other current liabilities	12,943	3,714

Total current liabilities	146,333	85,348

Long-term debt – less current portion	72	82,723
Deferred tax liability	28,707	8,097
Other liabilities	9,681	3,589

Total liabilities	184,793	179,757

Temporary equity:
Preference shares, $0.0001 par value, none authorized, issued and outstanding at September 30, 2021; 218,561,319 shares authorized, issued and outstanding at December 31, 2020	—	350,675

Total temporary equity	—	350,675

Shareholders’ equity (deficit)
Common stock, $0.01 par value, unlimited shares authorized, 191,700,674 shares issued and outstanding at September 30, 2021; 70,040,242 shares authorized, issued and outstanding at December 31, 2020	1,917	24
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at September 30, 2021; none authorized, issued and outstanding at December 31, 2020	2	—
Additional paid-in capital	1,424,196	2,393
Accumulated deficit	(704,027)	(153,237)
Accumulated other comprehensive income (loss)	(9,990)	11,393

Total shareholders’ equity (deficit)	712,098	(139,427)

Total liabilities, temporary equity and shareholders’ equity (deficit)	$896,891	$391,005

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2021	2020
Cash Flows from operating activities:
Net loss	$(539,463)	$(16,843)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	41,936	25,400
Loss (gain) on disposal of assets	1	—
Stock-based compensation	451,943	—
Change in fair value of derivative warrant liabilities	49,319	—
Non-cash interest expense (income), net	2,630	4,977
Amortization of contract cost	591	450
Deferred income taxes	(505)	(3,171)
Loss (gain) on foreign currency remeasurement	(5,498)	1,874
Changes in assets and liabilities
Effect of business combinations	(23,596)	—
Accounts receivable, net	(15,302)	(5,004)
Contract asset	(5,950)	1,197
Prepaid expenses	(29,581)	(262)
Other current assets	537	(660)
Other assets	320	(2,515)
Accounts payable	1,245	(1,393)
Accrued expenses	368	7,339
Deferred revenue	6,621	6,199
Other current liabilities	4,530	1,014
Other liabilities	(844)	(954)

Net cash provided by (used in) operating activities	(60,698)	17,648
Cash flows from investing activities:
Purchases of property and equipment	(3,608)	(1,158)
Capitalization of internally developed software costs	(16,297)	(12,206)
Repayment of executive loan notes	4,738	—
Purchases of intangible assets	—	(1,296)
Acquisition of business, net of cash acquired	(104,942)	—
Proceeds from disposal of assets	156	25

Net cash used in investing activities	(119,953)	(14,635)
Cash flows from financing activities:
Proceeds from merger with dMY Technology Group, Inc. II	276,341	—
dMY Technology Group, Inc. II transaction costs	(24,828)	—
Capitalization of Genius equity issuance costs	(20,217)	—
PIPE financing, net of equity issuance costs	316,800	—
Issuance of common stock in connection with additional equity offering, net of equity issuance costs	254,774	—
Issuance of B shares	2	—
Preference shares payout and Incentive Securities Catch-Up Payment	(313,162)	—
Repayment of loans and mortgage	(96,959)	(17)
Proceeds from exercise of Public Warrants	16,292	—
Proceeds from shareholder deposits	—	92

Net cash provided by financing activities	409,043	75
Effect of exchange rate changes on cash	(5,935)	(2,430)
Net increase (decrease) in cash	222,457	658
Cash, beginning of period	11,781	8,228

Cash, end of period	$234,238	$8,886

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$555	$822
Cash paid (received) during the period for income taxes	$3,209	$691
Supplemental disclosure of noncash investing and financing activities:
Preferred share accretion	$11,327	$23,620
Conversion of preference shares to common stock	$69,272	$—
Warrants acquired as part of merger with dMY Technology Group, Inc. II	$(84,664)	$—
Exercise of Private Placement Warrants	$65,876	$—

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	(dollars, in thousands)
Consolidated net loss	$(69,977)	$(1,813)	$(539,463)	$(16,843)
Adjusted for:
Net, interest expense	175	1,979	3,185	5,799
Income tax expense (benefit)	(497)	(197)	(379)	(3,171)
Amortization of acquired intangibles(1)	13,023	5,462	26,266	15,945
Other depreciation and amortization(2)	6,708	3,394	16,261	9,905
Stock-based compensation(3)	37,438	—	451,943	—
Transaction expenses	2,876	53	9,646	53
Litigation and related costs(4)	1,828	617	3,528	1,545
Change in fair value of derivative warrant liabilities	10,452	—	49,319	—
Other(5)	(2,418)	(113)	(6,249)	242

Adjusted EBITDA	$(392)	$9,382	$14,057	$13,475

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.

(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)	Includes restricted shares and stock options granted to employees and directors and equity-classified non-employee awards issued to suppliers.

(4)	Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation and BetConstruct litigation.

(5)	Includes gain/losses on disposal of assets, gain/losses on foreign currency and expenses incurred related to earn-out payments on historical acquisitions.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM EST to discuss the Company’s third quarter results.

The conference call may be accessed by dialing (760) 294-1674.

A live audio webcast may be accessed on the Company’s investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. We are a global leader in digital sports content, technology and integrity services. Our technology is used in over 150 countries worldwide, empowering sports to capture, manage and distribute their live data and video, driving their digital transformation and enhancing their relationships with fans.

We are the trusted partner to over 400 sports leagues and federations globally, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and PGA.

Genius Sports is uniquely placed through cutting-edge technology, scale and global reach to support our partners. We are more than just a technology company, we build long-term relationships with sports at all levels, helping them to control and maximize the value of their content while providing technical expertise and round-the-clock support.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP.

Adjusted EBITDA

We present Group adjusted EBITDA, a non-GAAP performance measure, to supplement our results presented in accordance with U.S. GAAP. Group adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to our revenue-generating operations, including stock based compensation expense.

Group adjusted EBITDA is used by management to evaluate our core operating performance on a comparable basis and to make strategic decisions. We believe Group adjusted EBITDA is useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Group adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Group adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Constant Currency

Certain income statement items in this press release are discussed on a constant currency basis. Our results between periods may not be comparable due to foreign currency translation effects. We present certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. We calculate income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of our income statement for the more recent comparative period and apply it to the actual GBP amount used in the preparation of our income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of our consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD, as such effects have not been material to date.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the effect of COVID-19 on our business, risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; risks related to our ability to achieve the anticipated benefits from the business combination with dMY Technology Group, Inc. II; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 30, 2021.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Charlie Harrison / Katherine Kremer, The One Nine Three Group

+44 788 41 36143 / +1 (917) 885-9704

charlie.harrison@the193.com / Katherine.kremer@the193.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com

# # #